Mail Stop 4561

May 18, 2007

Bruce R. Chizen
Chief Executive Officer & Chief
Financial Officer
Adobe Systems Incorporated
345 Park Avenue
San Jose, CA 95110-2704

      Re: Adobe Systems Incorporated
             Form 10-K and Form 10-K/A for the Fiscal Year Ended
             December 1, 2006
             Filed on February 5, 2007 and February 6, 2007
             File No. 000-15175

Dear Mr. Chizen:

We have reviewed your response letter dated May 4, 2007 in addition to the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 1, 2006

Item 9A. Controls and Procedures, page 69

1.   We note your response to our prior comments 1 and 2 to the Staff's letter dated April 20, 2007 where you indicate that the Company will revise your disclosures in future filings to address the Staff's concerns. However, it is not clear from your response if at year end December 1, 2006 the officers concluded that your

disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act was accumulated and communicated to your management, including your CEO and CFO, to allow timely decisions regarding required disclosures. It is also not clear if the certifying officers concluded that your disclosure controls and procedures were effective at December 1, 2006. Please confirm, if true, or explain further.

Note 1. Significant Accounting Policies

Reclassification, page 79

2.	We note your response to our comment 3 in your letter dated May 4, 2007. We further note that the Company subsequently faxed over an amendment to this response to revise certain amounts related to the quantitative impact of the errors. Please ensure that this letter is filed via EDGAR.

Allowance for Doubtful Accounts, page 80

3.	We note that the Company estimates its allowance for doubtful accounts, in part, based on the historical level of credit losses and current economic trends that might impact the level of future credit losses. In this regard, we note that the actual charge-offs during the last three fiscal years has exceeded the provision for each period. Furthermore, we note that the allowance as a percentage of total receivables decreased from 4.2% at December 3, 2004 to 3.0% at December 2, 2005 to 1.9% at December 1, 2006. Please explain how you factored in the actual credit losses and current trends in determining the adequacy of your allowance at each balance sheet date. Also, explain the fluctuations in your provision for doubtful accounts of $(443,000), $394,000 and $1.1 million during fiscal years 2004, 2005 and 2006, respectively.

Revenue Recognition, page 82

4.	We note your response to our prior comment 5 where you indicate that the Company concluded that a sales allowance did not meet the definition of a valuation or qualifying account. We do not understand your argument that the net receivable recorded represents the asset resulting from the original transaction as it would appear that the gross receivable is the actual amount due from your customer, which is offset by an estimate of possible returns or rebates and the specific receivables that such reserves will be applied against are not necessarily known at the time of sale. We continue to believe that the reserve for returns and rebates constitute a valuation account as contemplated by Rule 5-04 and Rule 12-

09 of Regulation S-X. Therefore, please include the necessary disclosures in future filings.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin at (202) 551-3481 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief